Mail Stop 3561

February 5, 2010

Timothy Neher
Principal Executive Officer and Principal Financial Officer
Accelerated Acquisitions III, Inc.
122 Ocean Park Boulevard
Suite 307
Santa Monica, CA 90405

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2008 filed March 26,**
> **2009 and Form 10-Q/A for Fiscal Quarter Ended September 30, 2009**
> **filed December 18, 2009 for the following companies:**
>
> **Accelerated Acquisitions III, Inc., File No. 000-53393**
> **Accelerated Acquisitions IV, Inc., File No. 000-53392**
> **Accelerated Acquisitions V, Inc., File No. 000-53394**

Dear Mr. Neher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services